FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm - BKD, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Richard A. Skau,
Senior Vice President - Human Resources

Date: January 23, 2009

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 012

Financial Statements as of and for the Years Ended July 31, 2008 and 2007, Supplemental Schedule as of July 31, 2008 and Report of Independent Registered Public Accounting Firm

Laclede Gas

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements as of and for the Years Ended July 31, 2008 and 2007:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 10
Supplemental Schedule as of July 31, 2008:	
Schedule 1 – Schedule of Assets (Held at End of Year)	11

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

501 N. Broadway, Suite 600
St. Louis, MO 63102-2126
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
January 22, 2009

Federal Employer Identification Number: 44-0160260

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2008 AND 2007

	2008	2007
INVESTMENTS	$ 129,761,635	$ 122,418,233
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	246,318	218,351
Employer Contribution	91,774	80,915
Total Contributions Receivable	338,092	299,266
NET ASSETS AVAILABLE FOR BENEFITS	$ 130,099,727	$ 122,717,499

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2008 AND 2007

	2008	2007
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 4,989,669	$ 4,929,377
Employer	1,795,800	1,827,170
	6,785,469	6,756,547
INVESTMENT INCOME:		
Interest and dividends	2,208,284	2,340,656
Net appreciation in fair value of investments	6,841,088	5,905,532
	9,049,372	8,246,188
TOTAL ADDITIONS	15,834,841	15,002,735
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	7,948,158	7,190,678
NET TRANSFERS TO OTHER PLANS	504,455	651,650
TOTAL DEDUCTIONS	8,452,613	7,842,328
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,382,228	7,160,407
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	122,717,499	115,557,092
END OF YEAR	$ 130,099,727	$ 122,717,499

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2008 and 2007.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended July 31, 2008 and 2007 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. The trustee of the Plan is Wachovia Retirement Services. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions up to 8% of a participant's compensation are matched one-half by the company. Participants may change the amount of their contributions monthly as of the first payroll date of any month.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund
- RiverSource Trust Bond Fund
- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan –The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a separate portion of the Plan, not a separate plan. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 10.50% at July 31, 2008.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. - ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2008	**2007**
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (2,538,686.515 and 2,723,956.342 units, respectively)	$43,536,950	$33,237,715
RiverSource Trust Equity Index Base Fund (944,016.681 and 950,534.265 units, respectively)	40,741,872	46,118,021
Northern Trust Global Investments Russell 2000 Index Fund (15,343.302 and 15,505.708 units, respectively)	13,150,422	14,209,291
RiverSource Trust Bond Fund (89,251.514 and 82,749.440 units, respectively)	8,021,390	7,181,245
RiverSource Trust Money Market Fund I (10,272,689.688 and 8,699,348.797 units, respectively)	10,877,751	8,855,067

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/ (depreciated) by $6,841,088 and $5,905,532 respectively, as follows:

	2008	2007
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$13,211,207	$(3,847,034)
RiverSource Trust Equity Index Base Fund	(5,114,342)	6,695,014
RiverSource Trust Bond Fund	257,572	510,342
Northern Trust Global Investments Russell 2000 Index Fund	(970,502)	1,624,011
RiverSource Trust Short-Term Horizon Fund 25:75	(13,733)	54,171
RiverSource Trust Medium-Term Horizon Fund 50:50	(81,228)	126,592
RiverSource Trust Long-Term Horizon Fund 65:35	(135,331)	245,670
RiverSource Trust Long-Term Horizon Fund 80:20	(312,555)	496,766

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. In addition, the Internal Revenue Service issued a compliance statement in response to a filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2008, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments were units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company was the previous trustee as defined by the Plan; therefore, these transactions qualified as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Wachovia Retirement Services acquired the defined contribution recordkeeping business of Ameriprise Trust Company. Effective April 1, 2007, Wachovia became the trustee of the Plan as a result of its purchase of Ameriprise.

At July 31, 2008 and 2007, the Plan held 2,538,686.515 and 2,723,956.342 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $43,536,950 and $33,237,715, respectively. During the years ended July 31, 2008 and 2007, the Plan received dividend income of $1,406,310 and $1,442,949, respectively.

7. SUBSEQUENT EVENTS

Change in Matching Contributions – Effective with compensation paid on and after August 15, 2008, employee contributions became matched 100% up to 4% of compensation; prior to that date, contributions were matched 50% on the first 8% of compensation. This change resulted from a new collective bargaining agreement.

Change in Trustee and Recordkeeper – The Company changed trustees and recordkeepers on October 1, 2008, and Fidelity Management Trust Company became the new trustee and recordkeeper.

Change in Market Value – Subsequent to year end, the fair value of the Plan's investments in marketable securities declined significantly. The net assets balance at December 31, 2008 was $114,685,629.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
July 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund	Company stock fund (2,538,686.515 units)		$ 43,536,950
	RiverSource Trust Equity Index Base Fund	Common/collective trust (944,016.681 units)		40,741,872
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (15,343.302 units)		13,150,422
	RiverSource Trust Bond Fund	Common/collective trust (89,251.514 units)		8,021,390
	RiverSource Trust Money Market Fund I	Common/collective trust (10,272,689.688 units)		10,877,751
	RiverSource Trust Short - Term Horizon Fund 25:75	Common/collective trust (62,593.075 units)		1,471,313
	RiverSource Trust Medium - Term Horizon Fund 50:50	Common/collective trust (61,422.610 units)		1,785,617
	RiverSource Trust Long - Term Horizon Fund 65:35	Common/collective trust (129,556.008 units)		1,954,223
	RiverSource Trust Long - Term Horizon Fund 80:20	Common/collective trust (122,491.461 units)		3,863,136
*	Loans to Participants	Loans to participants Interest rate 5.00% - 10.50%		4,358,961
		Total		$ 129,761,635

* Party-in-interest.

BKD LLP
CPAs & Advisors

501 N. Broadway, Suite 600
St. Louis, MO 63102-2126
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90254) pertaining to the Laclede Gas Company Wage Deferral Savings Plan, of our report dated January 22, 2009, with respect to the financial statements of the Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended July 31, 2008.

BKD, LLP

St. Louis, Missouri
January 22, 2009

END